SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We achieved 84% of load factor in the international market

In the domestic market the load factor reached 71%

São Paulo, August 10, 2010 – TAM (BM&FBOVESPA: TAMM4, NYSE: TAM) announces that the National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of July 2010.

TAM Airlines

Domestic market

Comparing July 2010 with the same period the year before, our demand (in RPKs) grew 18.1%, combined with an increase of 19.1% in our supply (in ASKs), which led to a slight reduction in our load factor by 0.6 p.p., bringing it to 71.1%. When we compare it to June, we show a considerable growth in demand by 22.8% against 10.5% in our supply, leading to an increment of 7.1 percentage points in the load factor. Our market share for the month was 43.0%.

Cumulatively for the period from January to July of 2010 compared with 2009, our demand grew by 13.3%, while the growth of supply stood at 9.9%, resulting in a 2.0 percentage point increase in the load factor, reaching 66.2%. Our market share for the period was 42.3%.

Domestic yield presented a slight reduction comparing to June, behaving accordingly to passenger’s profile. In July, we have a high number of passengers flying by leisure purposes, price sensitive, and, as a result, usually plan and buy their travels in advance and in the off peak, when prices are lower. In addition, we may observe in this period an increase in redemptions of our loyalty program points in airline tickets, contributing to dilute the yield.

International market

The international market continues to evidence strong demand, and for the tenth consecutive month, we have increased the load factor in relation to the same month last year, reaching 83.9% in July. Compared to the same month last year, we see an impressive rise of 9.5 p.p., due to the combination of a 20.0% increase in demand with a 6.4% increase in supply.  Our market share in June was 82.7%.

Cumulatively for the period from January to July of 2010, the load factor stood at 78.0%, a 7.1 p.p. increase compared to the same period last year. Market share for the period was 84.4%.

The strong demand for international tickets reflected in a considerable improve of the yield in dollars of a high single digit comparing to June.

Pantanal Airlines

We continue to maintain good levels of punctuality and regularity, bringing back the passenger’s trust in the company, and, as a result, we keep observing increases in the load factor of the aircraft, with an impressive growth of 16.6 percentage points. This increase is the result of an important growth of 36.4% in demand combined with a supply almost stable, increasing only 1.2%.  In relation to June of 2010, the load factor increased 3.4 percentage points. Market share for June came to 0.13%.

For the period from January to July, we had a load factor 9.1 percentage points above the same period the year before. Market share for the period stood at 0.13%.

Starting on August 23, we will expand Pantanal’s service network, increasing the number of cities served in Brazil from six to 16, while also increasing its flights and seat offerings. With the new network, Pantanal will increase its weekly supply of ASK by 660% from 2.9 million to 22.1 million, and will operate 379 flights per week, 72.3% more than the 220 flights currently operated.

The new network will have 44 flights, of which 21 will be from Congonhas airport in São Paulo, the other 21 will be from Guarulhos airport in São Paulo, and two from Brasília. The routes operated using the 45-seater ATR 42 aircraft will fly to and from the Guarulhos airport, while those flying to and from Congonhas and Brasília will use three Airbus aircraft, two A319 (144-seater) and one A320 (174-seater).

The three Airbus aircraft, which have been leased by TAM Linhas Aéreas to Pantanal for six months, were in redelivery process, as their leasing agreements were close to expire, and were extended until Pantanal defines the expansion and renewal of its own fleet.

Tables

See below our operating data for the month of June and for the period from January to July:

Domestic Market	July 2010	July 2009	Var. % YoY	June 2010	Var. % MoM	Jan-Jul 2010	Jan-Jul 2009	Var. % YoY
TAM
ASK (millions) – Supply	3,817	3,205	19.1%	3,455	10.5%	24,520	22,311	9.9%
RPK (millions) – Demand	2,713	2,297	18.1%	2,208	22.8%	16,237	14,331	13.3%
Load Factor	71.1%	71.7%	-0.6 p.p.	63.9%	7.1 p.p.	66.2%	64.2%	2.0 p.p.
Market share	43.0%	43.2%	-0.2 p.p.	42.9%	0.1 p.p.	42.3%	47.1%	-4.7 p.p.

Pantanal
ASK (millions) – Supply	12	12	1.2%	12	4.8%	82	77	7.2%
RPK (millions) – Demand	8	6	36.4%	7	10.6%	50	40	25.8%
Load Factor	64.5%	47.8%	16.6 p.p.	61.1%	3.4 p.p.	61.5%	52.3%	9.1 p.p.
Market share	0.13%	0.11%	0.0 p.p.	0.14%	0.0 p.p.	0.13%	0.13%	0.0 p.p.

International Market	July 2010	July 2009	Var. % YoY	June 2010	Var. % MoM	Jan-Jul 2010	Jan-Jul 2009	Var. % YoY
TAM
ASK (millions) – Supply	2,322	2,183	6.4%	2,195	5.8%	14,931	14,537	2.7%
RPK (millions) – Demand	1,949	1,623	20.0%	1,731	12.6%	11,650	10,307	13.0%
Load Factor	83.9%	74.4%	9.5 p.p.	78.8%	5.1 p.p.	78.0%	70.9%	7.1 p.p.
Market share	82.7%	88.3%	-5.6 p.p.	86.5%	-3.8 p.p.	84.4%	86.3%	-2.0 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação

Phone.: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306

equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in July 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.